Item 77C - DWS Securities Trust

Registrant incorporates by reference DWS Mid Cap Growth Fund's
Registration Statement on Form N-14/A, dated August 2, 2005, filed on August 1, 2005 (Accession No. 0001193125-05-153659).

Shareholder Meeting Results:

The Special Meeting of Shareholders (the "Meeting") of Scudder
Development Fund (the "Fund") was held on September 2, 2005, at the offices of Deutsche Investment Management Americas Inc., 345 Park
Avenue, New York, NY 10154. At the Meeting, the following matters were voted upon by the shareholders (the resulting votes are presented below).

1.	To approve an agreement and plan of reorganization calling for the merger of the Fund, a open-end investment company, into Scudder Mid Cap
Growth Fund, an open-end investment company.

Number of Votes:
For
Against
Abstain
5,430,099.090
341,372.047
151,410.391







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